EXHIBIT INDEX


Exhibit A: Attachment to item 77C:
           Matters submitted to a vote of security holders

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Exhibit A:


Results of Annual Meeting

The India Fund, Inc. (the "Fund") held an Annual Meeting of Stockholders on April 23, 1999, at which Leslie H. Gelb and Gabriel Seeyave were elected to serve as directors of the Fund until the year 2002 annual meeting. The other directors of the Fund are Charles F. Barber, Sir Ren Maingard, Alan H. Rappaport and Jeswald W. Salacuse. In addition, the Fund's shareholders ratified PricewaterhouseCoopers LLP as the independent accountants of the Fund for the year ending December 31, 1999. Voting results for the meeting are included in the Fund's semi-annual report to shareholders for the period ended June 30, 1999.